Exhibit 99.1

KCG ACCEPTS PROPOSAL FROM VIRTU FINANCIAL, INC. TO ACQUIRE

ALL OUTSTANDING SHARES OF KCG’S CLASS A COMMON STOCK

FOR $20 PER SHARE - A 46 PERCENT PREMIUM TO UNAFFECTED PRICE

KCG announces consolidated earnings of $0.05

per diluted share for the first quarter of 2017

NEW YORK, New York – April 20, 2017 – KCG Holdings, Inc. (NYSE: KCG) today announced that it has reached a definitive agreement for Virtu Financial, Inc. (NASDAQ: VIRT) to acquire all outstanding shares of KCG’s Class A Common Stock for $20.00 per share in cash. The price represents a premium of 46 percent over KCG’s closing share price of $13.73 on March 14, 2017, prior to news reports of the proposal.

Charles Haldeman, Non-Executive Chairman of the Board of Directors, said “After a thorough evaluation, KCG’s Board of Directors concluded that the proposal from Virtu provides compelling value for KCG’s stockholders. Further, the combination of Virtu and KCG will create a true industry leader with greater diversification and scale.”

Goldman, Sachs & Co. is serving as the financial advisor and Sullivan & Cromwell LLP is providing legal advice to KCG.

Additionally, KCG reported consolidated earnings of $3.2 million, or $0.05 per diluted share, for the first quarter of 2017. Consolidated earnings includes an income tax benefit of approximately $3.5 million associated with stock-based compensation awards. Included in the first quarter pre-tax loss of $0.4 million is a pre-tax gain of $4.8 million from the sale of all remaining shares of Bats Global Markets, Inc. (“Bats”) owned by KCG.

Select Financial Results	($ in thousands, except EPS)
	1Q17	4Q16	1Q16
Total Revenues	255,373	580,542	345,424
Trading revenues, net	154,307	143,355	223,938
Commissions and fees	93,589	102,516	106,101
Net Revenues(1)	148,862	147,461	249,972
Pre-tax (loss) earnings	(404)	309,872	59,965
EPS	0.05	2.47	0.41

(1)	See Exhibit 4 for a reconciliation of Total revenues to Net revenues. Net revenues is a non-GAAP measure the company uses to measure its performance as well as make certain strategic decisions.

First Quarter Highlights

•	KCG Market Making increased market share of retail SEC Rule 605 U.S. equity share volume 5.5 percent year over year

•	KCG BondPoint set a new quarterly record for average daily fixed income par value traded with a 38.5 percent rise year over year

•	During the quarter, KCG repurchased 0.9 million shares for $13.3 million under the stock repurchase program

Daniel Coleman, Chief Executive Officer of KCG, said, “The first quarter of 2017 was marked by historic low market volatility. Realized intraday volatility for the S&P 500 posted the lowest quarterly average in 55 years while U.S. equity market volumes and bid-ask spreads contracted from a year ago. Despite all of this, retail investors provided a pocket of strength in the U.S. equity and bond markets.”

Market Making

The Market Making segment encompasses direct-to-client and non-client, exchange-based market making across multiple asset classes and is an active participant in all major cash, options and futures markets in the U.S., Europe and Asia. During the first quarter of 2017, the segment generated total revenues of $174.7 million and pre-tax income of $18.0 million.

In the first quarter of 2017, the U.S. equity market remained uncharacteristically calm. For the quarter, realized intraday volatility for the S&P 500 averaged 5.7 basis points, average daily consolidated U.S. equity dollar volume declined 11.7 percent year over year and the average weighted spread for Russell 3000 stocks tightened more than one full basis point from a year ago. Retail investors were the exception to the broader market. For the quarter, average daily gross SEC Rule 605 U.S. equity dollar volume rose 12.0 percent year over year, retail investors committed an estimated $59.5 billion in net inflows to U.S. equities and average daily over-the-counter (OTC) trades rose 54.4 percent from a year ago.

Mr. Coleman commented, “KCG market share gains among retail brokers helped offset the poor overall market conditions. For the quarter, KCG’s revenue capture per U.S. equity dollar value traded returned to more normal levels, despite the pressures from market volatility, volumes and spreads.”

In the fourth quarter of 2016, the segment generated total revenues of $168.3 million and a pre-tax loss of $8.5 million.

In the first quarter of 2016, the segment generated total revenues of $258.9 million and pre-tax income of $75.5 million. Included in first quarter revenues was a $2.9 million gain from the sale of assets related to retail U.S. options market making.

Select Trade Statistics: U.S. Equity Market Making

	1Q17	4Q16	1Q16
Average daily dollar volume traded ($ millions)	27,404	28,414	30,888
Average daily trades (thousands)	3,411	3,497	4,236
Average daily shares traded (millions)	10,082	6,472	4,816
NMS shares traded	986	1,000	1,109
OTC Bulletin Board and OTC Market shares traded	9,096	5,472	3,707
Average revenue capture per U.S. equity dollar value traded (bps)	0.94	0.83	1.13

Global Execution Services

The Global Execution Services segment comprises agency execution services and trading venues. During the first quarter of 2017, the segment generated total revenues of $70.8 million and pre-tax income of $2.0 million.

In the first quarter of 2017, the uncertain macroeconomic outlook muted institutional trading activity. The decline in consolidated U.S. equity share volume year over year included a decrease in U.S. ETF share volume of 20.7 percent and drop in aggregate dark pool U.S. equity share volume of approximately 25.5 percent. As in equities, retail investors were active in bonds. Average daily corporate and municipal bond transactions under 250 bonds rose 17.6 percent and 14.9 percent, respectively, year over year.

Mr. Coleman commented, “Institutional investors were measured given the array of concerns in the markets. Meanwhile, retail investors drove the record quarter for KCG BondPoint as volumes of corporate and municipals bonds in retail-size lots continued to build.”

In the fourth quarter of 2016, the segment generated total revenues of $75.5 million and pre-tax income of $4.5 million.

In the first quarter of 2016, the segment generated total revenues of $76.4 million and pre-tax income of $6.3 million.

Select Trade Statistics: Agency Execution and Trading Venues

	1Q17	4Q16	1Q16
Average daily KCG Institutional Equities U.S. equities shares traded (millions)	215.1	228.7	271.8
Average daily KCG BondPoint fixed income par value traded ($ millions)	266.5	209.6	192.4

Corporate and Other

The Corporate and Other segment includes strategic investments and corporate overhead expenses. During the first quarter of 2017, the segment generated total revenues of $10.0 million and a pre-tax loss of $20.4 million. Included in first quarter revenues are pre-tax gains totaling $4.8 million from the sale of Bats shares.

In the fourth quarter of 2016, the segment generated total revenues of $336.7 million and pre-tax income of $313.9 million. Included in fourth quarter revenues are pre-tax gains totaling $331.0 million from the sale of Bats shares.

In the first quarter of 2016, the segment generated total revenues of $10.1 million and a pre-tax loss of $21.8 million. Included in first quarter revenues are a $3.7 million gain from KCG’s repurchase of a portion of its 6.875 percent Senior Secured Notes and a $2.8 million net gain primarily related to a distribution from an investment.

Financial Condition

As of March 31, 2017, KCG had $669.9 million in cash and cash equivalents and total outstanding debt of $455.2 million. KCG had $1.35 billion in stockholders’ equity, equivalent to a book value of $20.21 per share and tangible book value of $18.61 per share based on total shares outstanding of 66.7 million, including restricted stock units.

During the first quarter of 2017, KCG repurchased 0.9 million shares for approximately $13.3 million under the Company’s stock repurchase program.

KCG’s headcount was 923 full-time employees at March 31, 2017, compared to 952 at December 31, 2016.

Due to the announced merger with Virtu Financial, LLC, KCG will not host a conference call on the first quarter of 2017.

Additional Information and Where to Find It

This press release may be deemed to be solicitation material in respect of the proposed Merger between KCG and Virtu (“Merger”). In connection with the Merger, KCG intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A. INVESTORS AND STOCKHOLDERS OF KCG ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING KCG’S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain copies of the documents, when filed, free of charge at the SEC’s website (http://www.sec.gov). Investors and stockholders may also obtain copies of documents filed by KCG with the SEC by contacting KCG at Investor Relations, KCG Holdings, Inc., 300 Vesey Street, New York, NY 10282, by email at jmairs@kcg.com, or by visiting KCG’s website (http://investors.kcg.com).

Participants in Solicitation

KCG and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of KCG Class A Common Stock in connection with the proposed Merger. Information about KCG’s directors and executive officers is available in KCG’s proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC regarding the proposed Merger when they become available. Investors and stockholders should read the proxy statement carefully when it becomes available before making any investment or voting decisions.

About KCG

KCG is a leading independent securities firm offering investors a range of services designed to address trading needs across asset classes, product types and time zones. The firm combines advanced technology with specialized client service across market making, agency execution and venues and also engages in principal trading via exchange-based market making. KCG has multiple access points to trade global equities, fixed income, options, currencies and commodities via voice or automated execution. www.kcg.com

Certain statements contained herein constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects,” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or similar expressions. These “forward looking statements” are not historical facts and are based on current expectations, estimates and projections about KCG’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Any forward-looking statement contained herein speaks only as of the date on which it is made. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with: (i) the inability to manage trading strategy performance and grow revenue and earnings; (ii) the receipt of additional payments from the sale of KCG Hotspot that are subject to certain contingencies; (iii) changes in market structure, legislative, regulatory or financial reporting rules, including the increased focus by Congress, federal and state regulators, self-regulatory organizations and the media on market structure issues, and in particular, the scrutiny of high frequency trading, best execution, internalization, alternative trading systems, market fragmentation, colocation, access to market data feeds, and remuneration arrangements such as payment for order flow and exchange fee structures; (iv) past or future changes to KCG’s organizational structure and management; (v) KCG’s ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by KCG’s customers and potential customers; (vi) KCG’s ability to keep up with technological changes; (vii) KCG’s ability to effectively identify and manage market risk, operational and technology risk, cybersecurity risk, legal risk, liquidity risk, reputational risk, counterparty and credit risk, international risk, regulatory risk, and compliance risk; (viii) the cost and other effects of material contingencies, including litigation contingencies, and any adverse judicial, administrative or arbitral rulings or proceedings; (ix) the effects of increased competition and KCG’s ability to maintain and expand market share; (x) the migration of KCG’s Jersey City, NJ data center operations to other commercial data centers and colocations; (xi) the completion of the Merger in a timely manner or at all; (xii) obtaining required governmental approvals of the Merger on the terms expected or on the anticipated schedule; (xiii) KCG’s stockholders failing to approve the Merger; (xiv) the parties to the Merger Agreement failing to satisfy other conditions to the completion of the Merger, or failing to meet expectations regarding the timing and completion of the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (xv) the effect of the announcement or pendency of the Merger on KCG s business relationships, operating results, and business generally; (xvI) risks that the proposed Merger disrupts current operations of KCG and potential difficulties in KCG employee retention as a result of the Merger; risks related to diverting management’s attention from KCG s ongoing business operations; (xvii) the outcome of any legal proceedings that may be instituted against KCG related to the Merger Agreement or the Merger; and (xvIii) the amount of the costs, fees, expenses and other charges related to the Merger. The list above is not exhaustive. Because forward looking statements involve risks and uncertainties, the actual results and performance of KCG may materially differ from the results expressed or implied by such statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, KCG also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made herein. Readers should carefully review the risks and uncertainties disclosed in KCG’s reports with the SEC, including those detailed in “Risk Factors” in Part I, Item 1A and elsewhere in the Annual Report on Form 10-K for the year ended December 31, 2016, and in other reports or documents KCG files with, or furnishes to, the SEC from time to time.

CONTACTS

Sophie Sohn	Jonathan Mairs
Communications & Marketing	Investor Relations
312-931-2299	646-682-6403
media@kcg.com	investors@kcg.com

KCG HOLDINGS, INC.	Exhibit 1
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended
	March 31, 2017	December 31, 2016	March 31, 2016
	(In thousands, except per share amounts)
Revenues
Trading revenues, net	$154,307	$143,355	$223,938
Commissions and fees	93,589	102,516	106,101
Interest, net	821	563	117
Investment income and other, net	6,656	334,108	15,268

Total revenues	255,373	580,542	345,424

Expenses
Execution and clearance fees	72,795	75,941	73,634
Employee compensation and benefits	66,003	72,436	97,586
Communications and data processing	39,020	39,220	35,657
Depreciation and amortization	19,038	22,775	21,905
Payments for order flow	17,121	15,175	12,655
Collateralized financing interest	11,761	10,958	9,163
Debt interest expense	9,330	9,379	9,492
Occupancy and equipment rentals	6,760	9,781	8,990
Professional fees	4,544	4,330	6,057
Business development	1,208	1,252	1,119
Other	8,197	9,423	9,201

Total expenses	255,777	270,670	285,459

Income (loss) before income taxes	(404)	309,872	59,965
Income tax (benefit) expense	(3,616)	113,680	22,800

Net income	$3,212	$196,192	$37,165

Basic earnings per share	$0.05	$2.51	$0.42

Diluted earnings per share	$0.05	$2.47	$0.41

Shares used in computation of basic earnings per share	66,306	78,089	88,458

Shares used in computation of diluted earnings per share	67,642	79,358	89,605

KCG HOLDINGS, INC.	Exhibit 2
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(In thousands)
(Unaudited)

	March 31, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	$669,869	$632,234
Cash and cash equivalents segregated under federal and other regulations	3,600	3,000
Financial instruments owned, at fair value:
Equities	2,179,211	2,343,033
Debt securities	128,932	177,698
Listed options	12,299	19,100
Other financial instruments	—	30

Total financial instruments owned, at fair value	2,320,442	2,539,861
Collateralized agreements:
Securities borrowed	1,594,442	1,688,222
Receivable from brokers, dealers and clearing organizations	820,901	832,785
Fixed assets and leasehold improvements, less accumulated depreciation and amortization	159,595	151,645
Investments	24,716	30,979
Goodwill and Intangible assets, less accumulated amortization	106,851	100,338
Deferred tax asset, net	109,877	109,861
Assets of businesses held for sale	—	8,194
Other assets	192,359	164,168

Total assets	$6,002,652	$6,261,287

LIABILITIES & EQUITY
Liabilities
Financial instruments sold, not yet purchased, at fair value:
Equities	$1,694,374	$1,821,957
Debt securities	177,168	211,222
Listed options	35,835	12,961
Other financial instruments	598	—

Total financial instruments sold, not yet purchased, at fair value	1,907,975	2,046,140
Collateralized financings:
Securities loaned	459,533	372,631
Financial instruments sold under agreements to repurchase	952,584	1,027,775
Other collateralized financings	50,000	100,000

Total collateralized financings	1,462,117	1,500,406
Payable to brokers, dealers and clearing organizations	514,476	518,900
Payable to customers	52,315	23,580
Accrued compensation expense	36,695	132,406
Accrued expenses and other liabilities	163,343	156,828
Income taxes payable	63,236	71,391
Debt	455,183	454,353

Total liabilities	4,655,340	4,904,004

Equity
Class A Common Stock	918	903
Additional paid-in capital	1,457,412	1,439,412
Retained earnings	195,276	192,064
Treasury stock, at cost	(306,192)	(277,343)
Accumulated other comprehensive (loss) income	(102)	2,247

Total equity	1,347,312	1,357,283

Total liabilities and equity	$6,002,652	$6,261,287

KCG HOLDINGS, INC.	Exhibit 3
PRE-TAX EARNINGS (LOSS) BY BUSINESS SEGMENT
(In thousands)
(Unaudited)

	For the three months ended
	March 31, 2017	December 31, 2016	March 31, 2016
Market Making
Revenues	$174,656	$168,323	$258,918
Expenses	156,633	176,814	183,429

Pre-tax earnings (loss)	18,023	(8,491)	75,489

Global Execution Services
Revenues	70,756	75,510	76,394
Expenses	68,762	71,009	70,133

Pre-tax earnings	1,994	4,501	6,261

Corporate and Other
Revenues	9,961	336,709	10,112
Expenses	30,382	22,847	31,897

Pre-tax (loss) earnings	(20,421)	313,862	(21,785)

Consolidated
Revenues	255,373	580,542	345,424
Expenses	255,777	270,670	285,459

Pre-tax (loss) earnings	$(404)	$309,872	$59,965

KCG HOLDINGS, INC.	Exhibit 4
RECONCILIATION OF TOTAL REVENUES TO NET REVENUES
(In thousands)
(Unaudited)

	For the three months ended
	March 31, 2017	December 31, 2016	March 31, 2016
Total revenues per Consolidated Statements of Operations	$255,373	$580,542	$345,424
Less:
Execution and clearance fees	72,795	75,941	73,634
Payments for order flow	17,121	15,175	12,655
Collateralized financing interest	11,761	10,958	9,163
Gain from the sale of a portion of the Company’s investment in Bats	4,834	331,007	—

Net revenues	$148,862	$147,461	$249,972